FOR IMMEDIATE RELEASE

JED OIL INC. FILES THIRTEENTH DEFAULT STATUS REPORT

Didsbury, Alberta – Wednesday, May 6, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today filed this news release as its thirteenth Default Status Report under Canadian National Policy 12-203, pursuant to which the Company announced that its financial statements for the third quarter ended September 30, 2008 would not be filed by November 14, 2008 and its financial statements for the fourth quarter and fiscal year ended December 31, 2008 would not be filed by March 31, 2009.  The Company’s deadline for filings its third and fourth quarter financial statements is the new CCAA Stay Period, which has been extended to May 27, 2009, as previously announced. JED reports that since announcing the original Notice of Default on November 5, 2008 and second Notice of Default on March 31, 2009, and filing its first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelth Default Status Reports on November 19, December 3, 17, and 31, 2008 and January 14 and 28, February 11, and 25, March 11 and 25, and April 8 and 22, 2009, respectively, there have not been any additional material changes to the information except as set out in all of the Default Status Reports; nor any failure by JED to fulfill its intentions as stated therein, and there are no additional defaults or anticipated defaults subsequent to such announcements.  The Company intends to file its next Default Status Report on Wednesday, May 20, 2009.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the U.S. Securities and Exchange Commission (the “SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, Secretary

(403) 875-4248

www.jedoil.com